

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

Anthony Tiscornia
Chief Financial Officer
Coupa Software Inc
55 Almaden Boulevard, 6th Floor
San Jose, California 95113

   Re: Coupa Software Inc
    Form 10-K for the Fiscal Year Ended January 31, 2022
    Filed March 16, 2022
    File No. 001-37901

Dear Mr. Tiscornia:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Jon Stueve